ISSUED ON BEHALF OF REED ELSEVIER PLC

19 November 2014

Director/PDMR Shareholding

Reed Elsevier was notified yesterday that on 18 November 2014, Linda Sanford, a non-executive director of Reed Elsevier, purchased 775 Reed Elsevier PLC American Depositary Shares (ADS) at $66.997 per ADS. Each Reed Elsevier PLC ADS represents four Reed Elsevier PLC ordinary shares.

As a result of this transaction, Ms Sanford’s interest in the share capital of Reed Elsevier is as follows:

6,700 Reed Elsevier PLC ordinary shares.